Exhibit 99.1

Patria Investments Limited

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “AGM”) will be held virtually and at the offices of Patria Investments Limited located at 60 Nexus Way, Camana Bay, 4th Floor, KY1-9006, Grand Cayman, Cayman Islands on October 26, 2026 at 3:00 p.m. (Eastern Time).

The AGM will be held in accordance with Cayman Islands law and the amended and restated memorandum and articles of association of the Company and in a virtual form. You will be able to attend the AGM online by visiting https://meetnow.global/MG7JSS9. You also will be able to vote your shares online by attending the AGM by webcast. To participate in the AGM, you will need to review the information included on proxy or in the instructions that accompanied your proxy materials. The details of how to participate virtually at the AGM are also set out in the accompanying proxy card.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	RESOLVED, as an ordinary resolution, that the Company’s financial statements and the auditor's report for the fiscal year ended 31 December 2025, which have been made available to the Shareholders for the purpose of the AGM be approved and ratified; and

2	RESOLVED, as an ordinary resolution, that Alfonso Duval be appointed as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.

3	RESOLVED, as an ordinary resolution, that Ana Russo be appointed as a member of the Board of Directors of the Company, to serve on the Board until the earlier of her vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.

4	RESOLVED, as an ordinary resolution, that Andre Sales be appointed as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association of the Company.

On June 12, 2026 and September 3, 2026, Alfonso Duval and Ana Russo, respectively, were appointed by the board as interim board members, with their term expiring at the commencement of the AGM. Ana Russo’s, Alfonso Duval’s and Andre Sales’ profiles are included in the Schedule to this notice.

The Board of Directors of the Company (the “Board”) has fixed the close of business (Eastern Time) on September 22, 2026 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as of the close of business (Eastern Time) on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof. The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Please refer to the proxy card which is attached to this notice. The proxy statement and the proxy card are also available for viewing on the shareholders section of our website at https://ir.patria.com/financials-filings/sec-filings and on the SEC’s website at https://www.sec.gov.

Your vote is important. If you do not plan to attend the AGM either in person or virtually then you are urged to complete, sign, date and return the accompanying proxy card to us, in accordance with the instructions set out therein, as promptly as possible and in any case by no later than 11:59 p.m., Eastern time, on October 25, 2026 to ensure your representation at the AGM.

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 was filed with the U.S. Securities and Exchange Commission on April 30, 2026 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://ir.patria.com/financials-filings/sec-filings and on the SEC’s website at https://www.sec.gov or by contacting the Company’s Investor Relations Department by email at PatriaShareholderRelations@patria.com. In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

By Order of the Board of Directors

/s/ Alexandre Teixeira de Assumpção Saigh
Name:	Alexandre Teixeira de Assumpção Saigh
Title:	Director
Dated:	October 5, 2026

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

- NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

4	Each Class A Common Share shall entitle the holder to one (1) vote on all matters subject to a vote at general meetings of the Company, and each Class B Common Share shall entitle the holder to ten (10) votes on all matters subject to a vote at general meetings of the Company.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	No business shall be transacted at the AGM unless a quorum is present. As set out in the articles of association of the Company, one or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.

Schedule

Alfonso Duval is currently a Partner and our Head of Clients for the Andean Region. Alfonso joined Patria in 2021 following the combination of Patria and Moneda Asset Management. His tenure at Moneda began in May 2006 and became a partner in 2010. Prior to joining Moneda, Alfonso served in investment banking roles in Chile. Mr. Duval holds a degree in Business Administration from Pontificia Universidad Católica de Chile.

Ana Russo previously served as our Chief Financial Officer from October 2022 through to April 2026. Before taking over as CFO of Patria, Ms. Russo was the department head and CFO for Philip Morris International in Central America & the Caribbean from 2004 to 2007, for the Brazilian operations from 2008 to 2012 (and earlier in her career as CFO for Remy Cointreau Brazil). Ms. Russo also served as CFO of Latin America & Canada for Philip Morris International from 2012 to 2014 and as Chief Auditor reporting to the Audit Committee from 2015 to 2018. She has also developed a deep connection with business process, acting as a Business Partner to division leaders and General Managers, as well as managing a full P&L as CEO of Central America & Caribbean from 2018 to 2022. Ms. Russo holds a bachelor’s and post-graduate’s degrees in business administration from FGV, and a Leadership Program certification from the International Institute for Management Development.

Andre Sales is a Managing Partner & Chief Executive Officer and Chief Investment Officer of our Infrastructure division since August 2006. Mr. Sales is primarily responsible for leading our Infrastructure strategies, conducting infrastructure investment in Latin America. Before taking over as CEO and CIO of our Infrastructure strategies, Mr. Sales worked on numerous investments of Patria Infrastructure Funds I, II and III. Mr. Sales also served as a Director at our M&A Advisory division, and co-CEO of ERSA (our Infrastructure Fund I), a company that later became CPFL Renewables. Prior to joining Patria, Mr. Sales was a Senior Manager in the energy business of Vale, and a Senior Associate in the Infrastructure department of the BNDES - Brazilian National Development Bank. Mr. Sales was a co-founder of an internet community and market place sold to Bradesco in 2000. Mr. Sales also worked for four years at J.P. Morgan in São Paulo and New York in the M&A and Corporate Finance division. Mr. Sales holds a bachelor’s degree in Production Engineering from Escola Politécnica da USP.

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